SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2008

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                        N/A

This Form 6-K consists of:

an announcement on notice of board meeting of China Petroleum & Chemical Corporation
(the “Registrant”), made by the Registrant on March 21, 2008.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

 NOTICE OF BOARD MEETING

This is to announce that a meeting of the Board of Directors of China Petroleum & Chemical Corporation (the "Company") will be held on Thursday, 3 April, 2008 to, inter alia, consider and (if thought fit) approve the announcement of the results of the Company, and recommend the payment of a dividend, for the year ended 31 December, 2007.

By Order of the Board
China Petroleum & Chemical Corporation
Chen Ge
Secretary to the Board of Directors

Beijing, the PRC, 21 March 2008

As at the date of this Announcement, the directors of Sinopec Corp are Messrs.
Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#,
Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and
 Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: March 26, 2008

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